Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

December 29, 2010

Mr.  Dominc Minore
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	Value Line U.S. Government Securities Fund, Inc.
File Nos 2-71928 811-03171

Dear Mr. Minore:

In response to your comments on the recent filing by the registrant noted above, the following changes will be made to the Prospectus and Statement of Additional Information and filed pursuant to Rule 497(c) of the Securities Act of 1933.

1.	The words “Ticker Symbol” will be inserted before “VALBX” on the cover pages of the Prospectus and the Statement of Additional Information.

2.	This is to confirm that the Distributor has no right to recoup 12b-1 fees that have been waived.

3.
The following will be added before the last sentence under “Principal investment strategies of the Fund” on page 3:  “In deciding which securities to sell, the Adviser considers a number of factors, including economic developments, interest rate trends and cash flow needs. A security may also be sold and replaced with one that presents a better value or risk/reward profile.”

4.
 The last sentence at the top of page 4 will become a new paragraph and will be revised to read as follows: “Mortgage-backed securities are also more volatile and less liquid than other U.S. government securities and may be subject to credit, prepayment and extension risks.”

5.	The words “are not backed by the full faith and credit of the United States and are neither issued nor guaranteed by the U.S. Treasury” in the second paragraph on page 4 will be in bold face type.

6.	The following will be added after the words “which is a more narrow index” under “Performance” on page 5: “that more closely reflects the Fund’s investments”.

7.	The weighted average effective maturity for the bond portfolio on page 8 will be updated to November 30, 2010.

8.
The word “typically” in the caption “The securities in which the Fund typically invests” on page 9 will be changed to “principally” and the second sentence under that caption will be revised as follows: “Please see the Statement of Additional Information for additional information on other securities in which the Fund may invest.”

9.
The following will be added at the end of the paragraph on Mortgage-Backed Securities on page 9: “As of December 15, 2010, approximately 38% of the Fund’s assets were invested in mortgage-backed securities.”

10.
The second paragraph under “The principal risks of investing in the Fund” on page 9 will be revised to include “extension risk”.  The penultimate sentence of the second paragraph will be revised to read follows:  “Extension risk is the risk that during periods of rising interest rates, prepayments of mortgage- backed securities may decline or be slower than expected resulting in the extension of the Fund’s average portfolio maturity.”

11.
 The first sentence of the last paragraph on page 10 will be revised to read as follows: “Please see the Statement of Additional Information for a discussion of non-principal investment strategies and associated risks.”

12.	The words “as noted above” will be inserted after “Subsequently” in the fifth line of the second paragraph under “Investment Adviser” on page 11.

13.	Under “Repurchase Agreements” on page B-4 in the Statement of Additional Information, the words “without limit” will be added at the end of the first sentence.

14.	The words “or the Distributor” will be added after “the Adviser” in the last line of the second full paragraph on page B-17.

15.
 This is to confirm that all principal risks are noted in the Prospectus. The Fund does not engage in reverse repurchase agreements. In the event the Fund does engage in reverse repurchase agreements or lending of portfolio securities, it will sticker the Prospectus or Statement of Additional Information, as necessary.

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The registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

/s/ Peter D. Lowenstein
Legal Counsel